UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CRAY INC.

(Exact Name of Registrant as Specified in its Charter)

Washington	000-26820	93-0962605
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(IRS Employer Identification No.)

901 Fifth Avenue, Suite 1000, Seattle, Washington	98164
(Address of Principal Executive Offices)	(Zip Code)

Michael C. Piraino

(206) 701-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2013

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Cray Inc. (“Cray”) for the reporting period January 1 to December 31, 2013 is filed as Exhibit 1.02 to this specialized disclosure report on Form SD and is also available at Cray’s website at investors.cray.com.

Item 1.02	Exhibit

Cray has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01	Exhibits

Exhibit No.	Description of Document

1.02	Cray Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CRAY INC.

Dated: May 29, 2014	By:	/s/ Michael C. Piraino
	Name:	Michael C. Piraino
	Title:	Vice President Administration, General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

1.02	Cray Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2013.